VIA EDGAR

November 19, 2012

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Unitil Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 11, 2012

File No. 001-08858

Dear Mr. Mew:

Set forth below are the responses of Unitil Corporation (the “Registrant”, “Unitil” or the “Company”) to the letter dated November 6, 2012 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), which was filed with the Commission on February 1, 2012.

For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 50

1.	We note your response to comment 1 in our letter dated October 10, 2012. In order to enhance transparency, please revise to break out the Accrued Revenue line item to separately present at a minimum both unbilled revenues and regulatory assets either on the face of the balance sheets or in the notes to the financial statements.

Response #1:

The Registrant proposes to break out the Accrued Revenue line item to separately present at a minimum both unbilled revenues and regulatory assets in the notes to the financial

Corporate Office

6 Liberty Lane West

Hampton, NH 03842

Phone: 603-772-0775

Email: corp@unitil.com

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

November 19, 2012

statements in the Form 10-K to be filed for the period ending December 31, 2012 and in future filings. Specifically, the Registrant will present the breakout of the Accrued Revenue line item within a subheading titled “Accrued Revenue” in the “Basis of Presentation” section of “Note 1: Summary of Significant Accounting Policies”, which will include a table that reconciles back to the totals for each reporting period on the balance sheets. In those filings, the Registrant will also breakout the Accrued Revenue line item for previously reported amounts to conform to the revised presentation, including those amounts as of December 31, 2011. An example of the table proposed for inclusion in the Registrant’s Form 10-K to be filed for the period ending December 31, 2012 is as follows:

Accrued Revenue ($millions)	December 31,
	2012		2011
Regulatory Assets – current	$	X.X	$18.8
Unbilled Revenue		X.X	12.8
Other Accrued Revenue		X.X	25.0

Total Accrued Revenue	$	X.X	$56.6

Consolidated Statements of Cash Flows, page 52

2.	We note your response to comment 4 in our letter dated October 10, 2012. Please tell us the amount of accounts payable that relates to capital expenditures as of December 31, 2011 and 2010.

Response #2:

The amounts of accounts payable that relates to capital expenditures as of December 31, 2011 and 2010 are $2.6 million and $1.5 million, respectively. Based on its review of FASB ASC 230-10-50-3 through FASB ASC 230-10-50-6, Noncash Investing and Financing Activities, the Registrant proposes to include the following disclosure under the “Supplemental Information:” section on the Statements of Cash Flows in the Form 10-K for the year ended December 31, 2012 and in future filings under “Non-cash investing activity: Capital expenditures included in Accounts Payable”. In those filings, the Registrant will also disclose the related amounts for previous periods, as noted above.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

November 19, 2012

Note 1: Summary of Significant Accounting Policies, page 54

3.	We note your response to comment 5 in our letter dated October 10, 2012. As you recover the cost of removal for regulated assets in rates and have not identified an asset retirement obligation (“ARO”) within the scope of ASC Subtopic 410-20, please revise or explain why a regulatory asset or liability has not been recorded in accordance with ASC 980-410-25-2 for those removal costs you recover through rates that are not related to AROs within the scope of ASC Subtopic 410-20.

Response #3:

FASB ASC 980-410-25-2 (Costs from Asset Retirement Obligations) states “…An additional recognition timing difference may exist when the costs related to the retirement of long-lived assets are included in amounts charged to customers but liabilities are not recognized in the financial statements. If the requirements of this Topic are met, a regulated entity also shall recognize a regulatory asset or liability for differences in the timing of recognition of the period costs associated with asset retirement obligations for financial reporting…”

As previously disclosed in Registrant’s Form 10-K’s for the years ended December 31, 2001-2003, the Company owns and maintains local utility distribution systems and assets. The Company has not identified any material legal obligations associated with the operational retirement and replacement of its distribution property, plant and equipment which would require recording a liability for an Asset Retirement Obligation as defined in FASB ASC 410-20 or FASB ASC 980-410. The cost of removal that the Company is allowed to recover in its rates relates to removal cost estimates used for mass asset accounting for the various functional components of its local distribution system. Those removal costs are not asset specific and do not rise to the level of legal obligations as defined in FASB ASC 410-20 or FASB ASC 980-410. The Company has effectively divested its ownership interest in generation facilities, has no ownership interest in nuclear power plants, and has no decommissioning obligations.

As noted above, cost of removal for the Registrant’s regulated assets is recovered in rates as part of mass asset depreciation. The costs are recorded in the consolidated financial statements under Operating Expenses in Depreciation and Amortization on the Consolidated Statements of Earnings, and in Net Utility Plant on the Consolidated Balance Sheets as part of Accumulated Depreciation. The mass asset depreciation rates, which are approved by regulatory commissions, are designed such that the timing of the amounts recovered in rates coincides with the liability amounts recorded in Accumulated Depreciation. As a result, there are no timing differences requiring the establishment of regulatory assets or liabilities.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

November 19, 2012

Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62 Credit Arrangements, page 65

4.	We have read your response to comment 6 in our letter dated October 10, 2012. Please expand on but do not limit your response to address the following additional questions:

•

We note the journal entries you provided in your response address injection and withdrawal activity over the contract term. Please provide the journal entries to record the sale of inventory at contract onset to and subsequent repurchase of remaining volumes of inventory at contract expiration from the asset manager as described on page 65 of your Form 10-K for the year ended December 31, 2011.

•	Please tell us whether you or the asset manager holds title and risk of loss to physical inventory held at the storage facility during the agreement period.

•

We note in your response that Northern Utilities pays the asset manager for the balance of any unutilized volumes still in storage at the end of the term of the agreement. Please explain what factors you considered in assessing this purchase obligation, as well as any other contractual obligations stated in the agreement, for derivative accounting implications.

Response #4:

The journal entries to record the sale of inventory at contract onset to and subsequent repurchase of remaining volumes of inventory at contract expiration from the asset manager are as follows:

Entry made to record sale of inventory

CASH	30.00.00.00.131.10.00	XXX
A/P – CURRENT PORTION PURCH POWER CONTRACTS	30.00.00.00.232.01.40		XXX

(To record sale of inventory at onset of contract and recognize liability to asset manager)

Entry made to record repurchase of remaining volumes of inventory

A/P – CURRENT PORTION PURCH POWER CONTRACTS	30.00.00.00.232.01.40	XXX
CASH	30.00.00.00.131.10.00		XXX

(To record payment made and reduction of liability to asset manager)

The Registrant notes that there is no change in the level of inventory upon the sale of inventory at contract onset to the asset manager and subsequent repurchase of remaining

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

November 19, 2012

volumes of inventory at contract expiration from the asset manager, and therefore these transactions do not require a journal entry to adjust inventory. Journal entries to adjust inventory are made as inventory is injected to and withdrawn from the storage facility during the course of the contract.

The asset manager holds title to the physical inventory held at the storage facility until the inventory is delivered to Northern Utilities, Inc. (“Northern Utilities”), the Company’s natural gas distribution utility subsidiary. Similarly, the asset manager holds risk of physical loss of the inventory until the inventory is delivered to Northern Utilities. However, Northern Utilities remains obligated to purchase the inventory and therefore maintains the inventory and related obligation on its balance sheets. A summary of the nature and activities related to the agreement are discussed in the following four paragraphs.

In order to help fulfill its gas supply obligations, Northern Utilities contracts for natural gas storage capacity from Washington 10 Storage Corporation (“Washington 10”). This storage capacity contract entitles Northern Utilities to store an inventory of up to 3,400,000 Dth of natural gas in Washington 10’s natural gas storage facility, located in Michigan. In order to transport and deliver this gas storage inventory from Washington 10 to Northern Utilities, Northern Utilities contracts for pipeline capacity on several inter-state transmission pipelines, including Vector Pipeline L.P., TransCanada Pipelines Limited and Portland Natural Gas Transmission System.

Rather than directly purchasing natural gas to be injected into Washington 10 and coordinating the withdrawal and transport of that gas with both Washington 10 and the associated transmission pipeline companies, Northern Utilities transfers the contract rights of the Washington 10 storage capacity contract and the associated transmission pipeline capacity contracts to an asset manager. The asset manager is responsible for both the injection of natural gas into Washington 10 and the coordination of the withdrawal of this inventory.

The asset management agreement provides for the injection of inventory to the Washington 10 storage account and the delivery of this inventory to a Northern Utilities’ designated receipt point. The price for natural gas injected into Washington 10 inventory is equal to the price Northern Utilities would pay if it managed these injections directly. However, instead of paying the asset manager each month for gas injected into storage, payment for this injected and stored gas is deferred. Northern Utilities pays for these injected and stored volumes of gas as it directs the asset manager to make withdrawals and deliveries of gas to Northern Utilities for use by its customers.

Northern Utilities pays the asset manager for the balance of any unutilized volumes still in storage at the end of the term of the agreement. The storage and pipeline assets (e.g. contract rights) not required to withdraw and deliver supplies as requested by Northern Utilities are available for the asset manager to utilize as they choose. This is the primary benefit to the asset manager of the transaction, for which the asset manager pays Northern Utilities a utilization fee and agrees to defer payment for the inventory as described above.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

November 19, 2012

The Registrant assessed the asset management agreement and concluded that it did not qualify as a derivative instrument as defined in FASB ASC 85, Derivatives and Hedging, specifically FASB ASC 815-10-15-83, Definition of Derivative Instrument, which states:

“A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a. ……notional amount….

b. Initial net investment….

c. Net settlement….”

The asset management agreement entered into by Northern Utilities does not meet the characteristics of a derivative instrument because it does not contain a notional amount (FASB ASC 815-10-15-83-a), as the inventory amounts injected and withdrawn are not set and vary over the course of the agreement, and because the agreement cannot be net settled (FASB ASC 815-10-15-83-b).

Note 4: Energy Supply, page 66

5.	We note your response to comment 7 in our letter dated October 10, 2012. Please confirm our understanding that these contracts are full requirements contracts and do not contain provisions that could establish a notional.

Response #5:

The Registrant confirms your understanding that these contracts are full requirements contracts and do not contain provisions that could establish a notional.

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

November 19, 2012

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/s/ Mark H. Collin	/s/ Laurence M. Brock

Mark H. Collin	Laurence M. Brock
Senior Vice President,	Controller & Chief Accounting Officer
Chief Financial Officer &
Treasurer